Babak Yaghmaie

T: (212) 479-6556

F: (212) 479-6275

byaghmaie@cooley.com

February 12, 2014

Via EDGAR and FedEx

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer López

RE:	Everyday Health, Inc. Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted November 13, 2013 CIK No. 0001358483

Dear Ms. López:

On behalf of Everyday Health, Inc. (“Everyday Health” or the “Company”), we are submitting this letter and the following information in response to a letter, dated November 22, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on November 13, 2013. We are also electronically transmitting for confidential submission Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter, the Amended Registration Statement and a version of the Amended Registration Statement that is marked to show changes to the Registration Statement submitted on November 13, 2013.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Revenues

1.	We note in your response to comment 17 in our letter dated August 28, 2013 that the custom marketing programs are typically structured on a cost-per-visitor model as opposed to a cost-per-impression model. With a view towards transparency, please revise the disclosures throughout your filing to explicitly inform the reader of this contract mix detail. In this regard, we note on page 56 that the description of advertising and sponsorship revenues does not provide an understanding of how significant of a contributor the cost-per

U.S. Securities and Exchange Commission

February 12, 2014

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visitor model is to the marketing programs in relation to the cost-per-impression model and ROI model.

Response: The Company supplementally advises the Staff that the interactive brand sponsorships sold by the Company and described on page 57 of the Amended Registration Statement may consist of various campaign components, including components that are priced on a cost-per-visitor basis and components that are priced on a cost-per-impression basis. In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Registration Statement to indicate that the Company’s focus is to increase the revenue attributable to interactive brand sponsorships, which typically include custom components that are priced on a cost-per-visitor basis and components that are priced on cost-per-impression basis. The Company has also revised the disclosure on page 58 to specifically note that interactive brand sponsorships represented approximately 50% of its advertising and sponsorship revenues in 2013 and that it expects that to also be the case in 2014.

2.	We note your response to comment 20 in our letter dated August 28, 2013 that the “majority” of the value associated with marketing campaigns where amounts are not billed in advance is “generally cancellable.” For the most recent fiscal year end and the subsequent interim period, please provide for us the total value of your marketing campaigns where the value is not billed in advance and is not cancellable by the client and why you believe that disclosure of these amounts is not necessary in light of the disclosure requirement pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company supplementally advises the Staff that, as of December 31, 2012, it had approximately $9 million of marketing campaigns for which the programs were not billed in advance and that were not cancellable by the Company’s customers. This amount represents less than 10% of the Company’s advertising and sponsorship revenues for the year ended December 31, 2013. As of September 30, 2013, this amount was approximately $15 million.

The Company further advises the Staff that, once a contract is entered into for a particular campaign, the Company’s experience is that such campaign is likely to be fulfilled and converted to revenue in a relatively short time, on average in less than six months. Because of the relatively small nature of the total contract value of these campaigns as of any particular date in comparison to the Company’s annual advertising and sponsorship revenues and the relatively short time to convert such contracts to revenue, the Company respectfully submits that this information is not material and disclosure of such information would not add significantly to investors’ understanding of the Company’s business.

Additionally, the Company supplementally advises the Staff that its management has not historically tracked this information internally, nor does it incorporate backlog in its internal analysis. The Company’s chief operating decision-makers do not use this information in evaluating business trends, nor is this information used in making decisions about performance assessment, budgeting or the resources to finance future operations.

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February 12, 2014

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Finally, the Company notes that other digital media companies generally do not disclose backlog amounts. As a result, peer-to-peer comparisons would be difficult and potentially misleading.

In light of the foregoing, the Company respectfully submits that disclosure of such backlog information is not required by Item 101(c)(viii) of Regulation S-K.

* * * * * * *

Please contact me at (212) 479-6556, Darren DeStefano of Cooley LLP at (703) 456-8034, or Stephane Levy of Cooley LLP at (212) 479-6838 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:	Jason Niethamer, Assistant Chief Accountant, SEC
Alan Shapiro, Everyday Health, Inc.
Seth Zelnick, Everyday Health, Inc.
Stephane Levy, Cooley LLP
Darren DeStefano, Cooley LLP